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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

AQUILA, INC.
(Name Of Subject Company (Issuer))

UTILICORP UNITED INC.
Offeror
(Names Of Filing Persons (Identifying Status As
Offeror, Issuer Or Other Person))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
OF AQUILA, INC.
(Title Of Class Of Securities)

03840J106
(Cusip Number Of Class Of Securities)

LESLIE J. PARRETTE, JR., ESQ.
SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
UTILICORP UNITED INC.
20 WEST NINTH STREET
KANSAS CITY, MISSOURI 64105
(816) 421-6600

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

ARTHUR FLEISCHER, JR., ESQ.
PHILIP RICHTER, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NEW YORK 10004
(212) 859-8000

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated December 3, 2001 and as amended on December 7, 2001, December 10, 2001, December 17, 2001, December 19, 2001, December 20, 2001 and December 26, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation ("Aquila"), upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 28, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which are filed as Exhibits to the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

    On December 27, 2001 the Securities and Exchange Commission declared effective UtiliCorp's registration statement, as amended, relating to UtiliCorp's exchange offer.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

    The reference to Exhibit (a)(1) in Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1) UtiliCorp's Prospectus, dated December 28, 2001 (incorporated by reference to UtiliCorp's filing with the SEC on December 28, 2001 pursuant to Rule 424(b)(3) under the Securities Act of 1933).

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTILICORP UNITED INC.

By:	/s/ DAN STREEK Name: Dan Streek Title: Chief Financial Officer

Dated: December 28, 2001

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  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.